Exhibit 99.1

ELBIT IMAGING ANNOUNCES FILING OF PLAN OF ARRANGEMENT WITH
THE ISRAELI COURT

Tel Aviv, Israel, May 9, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today that it has filed a motion with the Tel Aviv District Court (the "Court") to convene meetings of its unsecured creditors and shareholders for the approval of the proposed restructuring of its Unsecured Financial Debt (as defined below) pursuant to a plan of arrangement (the "Arrangement") under Section 350 of the Israeli Companies Law, 5759-1999 ("Section 350"). The terms and conditions of the Arrangement resulted from discussions with holders of the various series of the Company's outstanding Series 1 and Series A to Series G notes (collectively, the "Notes"), including York Capital Management Global Advisors, LLC ("York") and Davidson Kempner Capital Management LLC ("DK"), other creditors and Mordechay Zisser, the Company's Chief Executive Officer and Executive President, member of the Company's board of directors and indirect controlling shareholder of the Company.

As of March 31, 2013, the outstanding balance of all accrued and unpaid financial debt (including interest and CPI linkage) under the Notes and other unsecured loans of the Company (collectively, the "Unsecured Financial Debt") equaled approximately NIS 2,472 million (approximately $694 million).

Pursuant to the terms of the Arrangement, upon the effectiveness of the Arrangement all of the Company's Unsecured Financial Debt will be extinguished in exchange for new ordinary shares of the Company (the "New Shares") and new notes to be issued by the Company (the "New Notes"), as follows:

The Company will issue 161,235,018 New Shares, representing immediately following such exchange 86% of the Company's outstanding share capital on a fully diluted basis (excluding existing options to purchase 1,729,251 ordinary shares granted to the Company's and its affiliates’ employees and office holders prior to the Arrangement, a new incentive compensation plan to be approved by the Company's new board of directors following the effective time of the Arrangement (as discussed below under" – Management Compensation")  and any warrants that may be issued to Bank Hapoalim B.M ("the Bank"), to the extent so issued, as a result of new understandings with the Bank, to the extent such understandings are achieved (as discussed below under "– Secured Debt").

The Company will issue New Notes in the aggregate principal amount of NIS 300 million (approximately $84 million), which will be linked to the consumer price index and bear interest at the rate of 8.0% per annum, payable on a semi-annual basis commencing on December 31, 2013. The principal of the New Notes will be repayable in a single payment at the end of five years from the date of issuance thereof. The New Notes will be prepayable at any time without penalty and will be required to be prepaid with the net proceeds that may be obtained from the issuance of other notes. The New Notes will be secured by a negative pledge such that the Company may not pledge any of the property or assets of the Company, subject to certain exceptions.

Elbit Imaging Ltd.
8 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

The New Shares and the New Notes will be allocated among the various unsecured creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the effective date of the Arrangement, and any fraction of a share will be rounded up to the nearest whole share. The New Shares will be listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Stock Market, and the New Notes will be listed for trading on the Tel Aviv Stock Exchange at the effective date of the Arrangement. The Company will endeavor to file with the Securities and Exchange Commission within 30 days of the effective date of the Arrangement a registration statementwith respect to the New Shares 'to the extent required to permit their unrestricted resale'.

Amendments to the Company's Articles of Association

Pursuant to the terms of the Arrangement, subject to receipt of the requisite approval of the Arrangement by the Company's shareholders, the Company will amend its Articles of Association to provide that (i) the number of directors will not be greater than seven, in addition to two external directors (or such number of external directors required by law), and (ii) the Company's board of directors will be elected by holders of a majority of the outstanding ordinary shares, provided however that the board of directors will be authorized to appoint directors to the extent the board is comprised of less than the maximal number, and (iii) the Company's registered share capital, which is currently 50,000,000 ordinary shares of par value NIS 1.00 per share (of which 24,902,809 ordinary shares were issued and outstanding and 3,388,910 were treasury shares), will be increased to 200,000,000 ordinary shares of no par value per share. In addition, all of the treasury shares will be cancelled.

Eastgate Warrant

Eastgate Property LLC ("Eastgate") holds a warrant (“Warrant”) to purchase up to 3.3% of the Company's fully diluted share capital (subject to certain exceptions), for no consideration, until March 31, 2014. Pursuant to an understanding between the Company and Eastgate, Eastgate will exercise the warrant for and not more than 1,344,752 ordinary shares immediately following the consummation of the Arrangement, at which time the warrant will terminate. The Company will endeavor to sign a binding agreement with Eastgate to reflect this understanding.

Secured Debt

The Arrangement contemplates that the secured debt owed by the Company to the Bank and the collateral securing such obligations will remain in place in accordance with the existing loan and security agreements with the Bank. The Company and the Bank are negotiating certain amendments to the existing agreements with the Bank and the joining of the Bank as a party to the Arrangement.

The Company will notify (via a press release) at least three trading days prior to the date which will be set as the date in which the unsecured creditors vote over the Arrangement in accordance with Section 350, as to the results of the discussions with the Bank and consequently whether or not the Bank will join the Arrangement and the respective changes to the Arrangement resulting from the Bank joining or not joining the Arrangement.

Management Compensation

Following the effectiveness of the Arrangement and the election of the Company's new board of directors, the Company's board will discuss the adoption of a new incentive compensation plan for the Company's and its affiliates' office holders and employees providing for the issuance of options to purchase 15%-20% of the Company's ordinary shares outstanding immediately following the effectiveness of the Arrangement (the “Incentive Plan”) and the terms of engagement of Mr. Zisser as the Company's Chief Executive Officer, including without limitations, the issuance of option under the Incentive Plan.

Related Party Transactions

Upon the effectiveness of the Arrangement, the Company's audit committee and the audit committee of the applicable companies under the Company's control will be entitled to examine all transactions entered into prior to such time between such company and Mr. Zisser and/or any entity under his control or in which Mr. Zisser and/or any entity under his control has a personal interest and will have the right to terminate any of such transactions immediately.

Board of Directors

As soon as practicable following the effectiveness of the Arrangement, the Company will convene a meeting of the Company's shareholders regarding the termination of service of the Company's current directors (excluding the Company's external directors) and the election of the Company's new board of directors. The Company will endeavor to hold such meeting no less than 30 days following the effective date of the Arrangement.

Conditions Precedent

The Arrangement is subject to various conditions, including the receipt of: (i) the approval of the Court under Section 350, following a hearing, including a determination that the Arrangement is fair to, or in the best interests of, the Company's unsecured creditors; (ii) the approval of the Tel Aviv Stock Exchange; (iii) a tax ruling issued by the Israeli Tax Authority regarding the tax, if any, applicable to the Company and the unsecured creditors as a result of the Arrangement; (iv) the approval by the requisite majority of the Company's unsecured creditors; (v) all requisite corporate approvals; and (vi) any other approvals required by law or material contracts to the extent required to consummate the Arrangement.

Additional Provisions

Upon the effectiveness of the Arrangement, the Company, its office holders, the Note holders and the other unsecured creditor, the trustees for the Note holders, the Company's controlling shareholder and other shareholders and their respective affiliates and representatives will be released from any and all claims the grounds of which preceded the effectiveness of the Arrangement, including all claims related to the Notes and the management of the Company and all companies under the Company's control, other than claims related to acts or omissions that were criminal, willful or fraudulent. Accordingly, the applicable pending legal proceedings against the Company, its office holders or the Company's controlling shareholder will be dismissed.

Until such time as the Company's new board of directors is elected following the effectiveness of the Arrangement, the Company's letter of undertakings entered into with the trustees of the Notes on March 19, 2013, as discussed in the press release issued by the Company on March 21, 2013, will continue to be in effect.

Upon the Company's filing of the proposed Arrangement with the Court, the non-binding summary of terms dated February 27, 2013 with York and DK with respect to the proposed restructuring of the Company's outstanding indebtedness, as discussed in the press release issued by the Company on February 27, 2013, expired.

This press release shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity - venture capital investments.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il